

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Morgan Stanley China A Share Fund, Inc. (the "Fund")
          File Numbers 811-21926 & 333-158106

Dear Mr. Strauss:

On March 19, 2009, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The filing was made for the purpose of registering shares to be issued in the Fund's non-transferable rights offering. The filed document contains many blank spaces related to fees, costs and percentages. We will review that information in your pre-effective amendment. The letter accompanying the filing noted that the filing was similar to the registration statement of the Fund filed with the Commission on September 26, 2006 regarding a previous rights offering. Your letter requests limited review in accordance with Securities Act Release No. 6510 (February 15, 1984). With certain exceptions, we have limited our review of the filing.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example:

- define the term "Exercising Rights Holders",
- explain to the staff why an Exercising Rights Holder would be due a <u>refund</u> as mentioned under the sub-caption "Payment for Shares," and
- clarify the meaning of the following terms, "equitize cash," and "amount equal to the aggregate market value of the credit default swaps."

2.   We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering. In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." Further, to the extent such offerings are made below net asset value, your response should be consistent with an understanding that they are designed for exceptional and not routine circumstances.

You should also disclose the benefits accruing to third parties from the expected increase in Fund assets and the inherent conflict such offering pose for the adviser or other affiliates.

Prospectus Cover

4.   Disclosure on the cover and various other places indicates that certain "investments will be deemed to be counted towards the Fund's 80% policy to the extent that these investments are linked to the performance of China A-shares." Such investments include warrants, structured investments, strategic transactions, and the securities and instruments listed under the caption "Prospectus Summary – Use of Proceeds." Disclose how closely linked these securities are to China A Shares. Please advise the staff whether the link may include a negative correlation.

5.   Disclosure sub-captioned "Risks of Investing in Chinese Companies" indicates that: "These risks may be more pronounced for the A-share market than for Chinese securities markets generally." Explain why that would be the case.

6.   Disclosure in the second paragraph states that: "The information set forth in this prospectus regarding China, its economy, and the Shanghai, Shenzhen, Hong Kong and Singapore Stock Exchanges has been extracted from various government and private publications. The Fund and its Board of Directors (the "Board") have not attempted to verify the statistical information presented in this prospectus." The statement appears overly broad and should be revised to limit its impact.

Prospectus

7.   Explain to the staff the impact of the 25% provision under the caption "Prospectus Summary – Over-Subscription Privilege." Further, confirm that the column captioned "Amount Being Registered" in the table on the facing page includes the additional shares referenced herein.

8.   Disclosure sub-captioned "Use of Proceeds" indicates that the Fund may invest in open- and closed-end investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment

company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

9.   The fee table paragraph just ahead of the first footnote states that: "The figures provided under "Other Expenses" are calculated on the basis of the Fund's asset size after taking into account the estimated net proceeds of the offering assuming it is <u>fully subscribed</u>." Please confirm that the underlined term does not include the additional 25% of shares of an oversubscription. In light of the Fund's planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (*See* Investment Company Act Release No. 27399 [June 20, 2006]).

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Monday, April 27, 2009